SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 23, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with article 12 of Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) Instruction 358, dated 01/03/2002, announces that Cyrte Investments GP III B.V., a limited liability company incorporated and existing in accordance with Dutch law, with its head office at Frevolaan 41A (1411KC), Naarden, the Netherlands (“Cyrte GP III”), in its capacity as general partner of Cyrte Fund III C.V., a limited liability partnership formed and existing in accordance with Dutch law, with its head office at Frevolaan 41A (1411KC), Naarden, the Netherlands (“Cyrte Fund III”), has informed the Company that Cyrte Fund III now owns 2,379,992 ADSs (American Depositary Shares), which represent approximately 5.18% of the Company’s total preferred shares.

More specifically, Cyrte GP III has informed the Company that:

(i)	Cyrte Fund III acquired on January 09, 2008, 277,091 American Depositary Shares (ADSs) representing preferred shares issued by the Company;
(ii)	With such acquisition, Cyrte Fund III’s interest in the Company totals 2,379,992 ADSs and represents, approximately, 5.18% of the Company’s total preferred shares;
(iii)	Cyrte Fund III has acquired such stake as a long-term investment, and has no predetermined target for its investment in the Company;
(iv)	The acquisition of shares is not aimed at altering the control or the management structure of the Company;
(v)	There are no other investments held directly or indirectly by Cyrte Fund III in the Company or by any of its related parties;
(vi)	Cyrte Fund III is not party to any agreements or contracts regulating voting rights at the Company or the purchase or sale of securities issued by the Company.

Brasília, Brazil, January 23, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.